Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333 -145845

May 6, 2008

BARCLAYS

CAPITAL

EARN SUCCESS EVERY DAY

THE HIGHLY DYNAMIC ENVIRONMENT of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking unique, sophisticated strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, Structured Investments have become a key driver in today’s global markets.

STRUCTURED INVESTMENTS can help investors meet their specific financial goals and provide greater diversification to their investment portfolios. Structured Investments encompass a variety of structures and terms. The most typical are Structured Notes which consist of a debt security linked to the performance of a reference asset (equity, basket of equities, equity index, commodity, commodity index or foreign currency). Among the variety of structures available, most aim to help investors achieve the following primary objectives: minimize or eliminate the loss of principal (e.g. Principal Protected Notes), generate higher yields (e.g. Reverse Convertible Notes) or participate in enhanced returns (e.g. Super TrackSM Notes).

PRINCIPAL PROTECTED NOTES

WHAT ARE

PRINCIPAL PROTECTED NOTES?

PRINCIPAL PROTECTED NOTES provide investors with an opportunity to benefit from appreciation of a reference asset, while protecting the invested principal.

Principal Protected Notes are issued by Barclays Bank PLC. They are designed for investors who are looking to participate in the appreciation of a reference asset while at the same time mitigating the downside market risk associated with owning that reference asset.

Principal Protected structures may provide exposure to a wide range of reference asset classes including equities, inflation, commodities, interest rates, foreign exchange and hybrids.

In order to receive principal protection on the Notes, the investment must be held to maturity. Typically, Principal Protected Notes have one to five year maturities; however, the term could vary depending on the structure of the Note. If held until maturity, the Principal Protected Notes will return the initial investment amount, as well as the appreciation, if any, of the reference asset.

Principal Protected Notes may be used as means of portfolio diversification for investors, as they combine both principal-based and performance-based components. In return for the potential of market participation, Principal Protected Notes generally do not pay a scheduled coupon, but offer a single payment at maturity.

The payout on the Principal Protected Notes varies and can be tailored to satisfy the financial needs of the specific investor.

HOW DO PRINCIPAL

PROTECTED NOTES WORK?

PRINCIPAL PROTECTED NOTES are designed to provide protection of the invested principal, as well as an opportunity to participate in any potential gains on the reference asset.

Therefore, Principal Protected Notes can be thought of as being comprised of two components:

Zero-coupon bond—provides for the principal return

Call option on the reference asset—allows investors to participate in the potential appreciation of the reference asset

Scenario 1*

If at maturity the value of the reference asset appreciates relative to its value at the inception of the trade, the investor will receive:

100% of the principal back, plus

A percentage of the return of the reference asset (the percentage is determined by the participation rate established by the terms of the trade as defined in the Pricing Supplement filed with the SEC prior to the Note issuance date)

Cost $1000

Call option

Principal

Issuance Date

Upside on the asset

Principal

Maturity Date

Scenario 1

The investor participants in the price appreciation of the reference asset + receives the full principal back.

Scenario 2

The investor receives the full principal back.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

*The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

PRINCIPAL PROTECTED NOTES

Scenario 2*

If at maturity the reference asset appreciates or declines relative to its value at the inception of the trade, the investor will receive:

100% of the principal back

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

PARTICIPATION

RATE

THE PARTICIPATION RATE is the rate at which the investor participates in the appreciation of the reference asset.

For example, a participation rate of 100% implies that a 10% increase in the value of the reference asset will result in a 10% gain on a Principal Protected Note. Subsequently, a participation rate of 150% implies a 15% gain on the Principal Protected Note for every 10% increase in the value of the reference asset.

The participation rate may vary depending on the structure of the Principal Protected Note, as well as other variables of the structure, such as the reference asset, tenor, maximum return level, etc.

HOW DO PRINCIPAL PROTECTED NOTES

PERFORM AT MATURITY?

ASSUMING the Principal Protected Note is held to maturity, there are several possible scenarios that can occur, based on the performance of the reference asset. The following provides an overview of each of these possible scenarios:

Hypothetical Example

A Principal Protected Note linked to XYZ asset with a participation rate of 150% and a principal amount of $1,000.

*The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

Change in

the value of the Calculation of Return Return on the Notes

reference asset

+ 50% (Asset appreciation x participation rate x $1,750 (75% gain on the principal) + 100% of the principal amount original investment)

(50%_ 150%_ $1000)_ $1000

+ 20% (Asset appreciation x participation rate x $1,300 (30% gain on the principal) + 100% of the principal amount original investment)

(20%_ 150%_ $1000)_ $1000

0% (Asset appreciation x participation rate x $1,000

principal) + 100% of the principal amount (the original investment)

(0%_ 150%_ $1000)_ $1000

- 20% (Asset appreciation x participation rate x $1,000

principal) + 100% of the principal amount (the original investment)

(0%_ 150%_ $1000)_ $1000

- 50% (Asset appreciation x participation rate x $1,000

principal) + 100% of the principal amount (the original investment)

(0%_ 150%_ $1000)_ $1000

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

PRINCIPAL PROTECTED NOTES

PAYOUT

VARIATIONS

THE PAYOUT STRUCTURE of a Principal Protected Note may vary and can be designed to satisfy specific investment goals. Hypothetical examples of two typical payout structures—Participation Notes and Digital Plus Notes—are provided below:

Hypothetical Example 1—Participation Note*

The note is 100% Principal Protected.

Terms

Tenor: 2.5 years

Underlying: FX – EUR/USD

(bullish USD, bearish EUR)

Participation Rate: 100%

Payout at maturity

The structure provides the greater of:

100% principal

100% principal + (100% principal x

participation rate x performance

of the reference asset)

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

Hypothetical Example 2—Digital Plus Note*

The Note is 100% Principal Protected. The structure provides:

A fixed coupon (e.g. 25%) payment if the reference asset performance is greater or equal to zero and less than the fixed percentage (e.g. 25%)

Full participation if the market return is greater than the fixed percentage (e.g. 25%)

100% principal return if the market return is negative

*The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

USD Terms

Tenor: 3.5 years

Underlying: Natural Gas (33%), Nickel (33%), Zinc (33%)

Payout at maturity

If the basket performance is < 0%, Payout = 100% principal

If the basket performance is 0% to 25%, Payout = 25% coupon + 100% principal

If the basket performance is >25%, Payout = basket performance + 100% principal

Payout at maturity

75%

50%

25%

-25%

0%

25%

50%

75%

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

BENEFITS AND RISKS OF

PRINCIPAL PROTECTED NOTES

Benefits

Principal protection of up to 100% if the Notes are held to maturity The Notes provide an opportunity for an investor to participate in the appreciation of the reference asset

The Notes may be used for portfolio diversification, as they can be linked to a variety of asset classes

Risks

Depending on the market conditions, the Notes may not pay more than the principal amount

The Notes generally do not provide interest, dividend payments or voting rights

For an investor to participate in full appreciation, if any, the Notes have to be held to maturity

PRINCIPAL PROTECTED NOTES

IS THIS THE RIGHT

INVESTMENT FOR YOU?

The Notes may be the right investment for you if:

You are willing to give up full exposure to the movements in the reference asset in order to receive full/partial principal protection

You are looking to avoid losses on your portfolio, and are not focused on receiving full market exposure

You are looking to diversify your portfolio with some degree of market exposure You are prepared to hold the Notes to maturity

The Notes may not be the right investment for you if:

You are looking to receive identical payout as you would receive from the direct investment in the reference asset

You are not prepared to hold the Notes until maturity

You seek an investment for which there will be an active secondary market

CERTAIN

RISK CONSIDERATIONS

You should carefully consider, among many things, the “Risk Factors” section in the applicable Prospectus.

Market Risk

The return on the Principal Protected Notes is dependent on movements in the level, value or price of the reference asset (equity, basket of equities, equity index, commodity, commodity index or foreign currency). Thus, changes in the levels, values or prices of the reference asset will determine the amount of potential interest payable on the Notes. If the reference asset declines or remains unchanged, your return will be only the full principal amount.

The investor should be willing to hold the Notes until maturity. If the investor sells the Notes before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses.

The price, if any, at which the investor will be able to sell the Notes prior to maturity may be substantially less than the amount originally invested in the Notes, depending upon the level, value or price of the reference asset at the time of the sale.

Liquidity

There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Notes to maturity.

Price Volatility

Movements in the levels, values or prices of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the Notes. Changes in the levels, values or prices of the reference assets will determine the payment at maturity on the Notes. Therefore, these changes may result in a loss of the invested principal. As the Notes are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to the investor, and therefore the investor may receive less than the amount he or she initially invested in the Notes.

EARN SUCCESS WITH

BARCLAYS CAPITAL

Barclays Capital’s Solution Sales team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We provide opportunities for returns that benefit and make sense for our clients. We deliver practical solutions, including:

All Asset Classes and Structures Under One Roof SM

Packaging even the most complex ideas into simple and efficient publicly registered products

Commitment to our clients: client service is the foundation for our success

PRINCIPAL PROTECTED NOTES

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, dated August 31, 2007, the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007, the information supplement dated December 12, 2007 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, information supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, information supplement, free writing prospectus, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference asset, entity or index and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, prospectus supplement, index supplement, information supplement and any relevant free writing prospectus or pricing supplement relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them.

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Barclays disclaims any and all liability relating to these materials, and makes no express or implied representations or warranties concerning the statements made in, or omissions from, these materials. Any data on past performance, modelling, scenario analysis or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling, scenario analysis or backtesting. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto. Any illustrative hypothetical performance information should not be relied upon in reaching an investment decision. This data does not reflect actual performance, nor was a contemporaneous investment model run of any index. Barclays Capital and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) is written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Barclays Capital—the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange. Barclays, Barclays Capital, Super Track SM and All Asset Classes and Structures Under One Roof SM are servicemarks or trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Copyright in these materials is owned by Barclays Bank PLC, 2008 (all rights reserved). These materials, or any part thereof, may not be reproduced, distributed or transmitted to any other person or incorporated in any way into another document without the prior written consent of Barclays.

© 2008, Barclays Bank PLC. All rights reserved.

FOR MORE INFORMATION please contact at:

Phone: 212 412 1101 or

212 412 3520

E-mail: SolutionsSalesAmerica@barcap.com

or visit us at Barx-is.com

BARCLAYS

CAPITAL

EARN SUCCESS EVERY DAY